Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: December 1, 2016

Proxy Advisory Firms Glass Lewis and Egan-Jones Recommend PrivateBancorp
Stockholders Vote FOR Sale to CIBC

PrivateBancorp Board Urges Stockholders to Vote FOR Transaction

CHICAGO – December 1, 2016 – PrivateBancorp, Inc. (NASDAQ: PVTB) today announced that Glass, Lewis & Co. ("Glass Lewis") and Egan-Jones Proxy Services ("Egan-Jones"), two independent proxy voting and corporate governance advisory firms, recommended PrivateBancorp stockholders vote FOR the proposed acquisition of PrivateBancorp by Canadian Imperial Bank of Commerce (TSX: CM) (NYSE: CM) for $3.8 billion in cash and stock at the special meeting of PrivateBancorp stockholders scheduled for December 8, 2016.

"We are pleased with the Glass Lewis and Egan-Jones recommendations in favor of the transaction, which reflect a clear understanding of the strategic benefits, compelling premium to the pre-offer value and potential for future value creation," said James Guyette, Chairman of the Board.  "This transaction offers significant long-term strategic value for both companies, and the Board urges stockholders to vote FOR the transaction."

Mr. Guyette continued, "In addition to the 40% cash consideration, PrivateBancorp stockholders will receive CIBC stock, with a strong current dividend yield, providing the opportunity to benefit from the upside valuation potential of the combined company.  This transaction will enable PrivateBancorp to continue building on its record of growth and client service under the leadership of its current management team.  The added benefits of greater financial strength, a larger banking enterprise and deeper wealth management capabilities in the U.S. will enable us to accelerate the execution of our strategic plan."

In making its recommendation, Glass Lewis stated:

"By merging with a relatively larger bank in CIBC, PrivateBancorp should benefit from the increased scale of the combined company, as well as the potential to realize merger-related synergies. The proposed consideration also appears to us to provide shareholders with a relatively attractive valuation and market premium for their PrivateBancorp shares."1

Mr. Guyette also commented on the recommendation from Institutional Shareholder Services ("ISS"), "We disagree with ISS's recommendation.  Notwithstanding the recent rally in bank stocks, we remain fully committed to this transaction which provides PrivateBancorp stockholders the certainty of a significant cash payment, as well as the opportunity to participate in the future growth and value creation of the combined company."

About PrivateBancorp, Inc.

PrivateBancorp, Inc., through its subsidiary The PrivateBank, delivers customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families in all of the markets and communities it serves. The Company has 34 offices in 12 states and, as of September 30, 2016, had US$19.1 billion in assets. The Company's website is www.theprivatebank.com.

Important Additional Information and Where to Find It

In connection with the proposed transaction, CIBC has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000.

1 Permission to use quotes neither sought nor obtained.

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the U.S. Securities and Exchange Commission (the "SEC"), and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.